UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RAM Energy Resources, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75130P109000
(CUSIP Number)

Melvin Epstein, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.	Names of Reporting Persons FS Private Investments III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons ING Barings Global Leveraged Equity Plan Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons ING Barings U.S. Leveraged Equity Plan LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons ING Furman Selz Investors III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Brian P. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 169,536
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 169,536
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,536
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons James L. Luikart
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 85,456
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 85,456
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Interest

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on December 12, 2007 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on December 12, 2007 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) and relates to the common stock of RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Common Stock”), and is being filed on behalf of the undersigned.  Capitalized terms not otherwise defined herein have the meanings given them in Amendment No. 1.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

ING Furman, ING US and ING Global are referred to herein collectively as the “Funds”.  ING Furman Selz Parallel Fund III L.P. (“ING Parallel”) is a limited partner of ING Furman.  ING Furman Selz Investments III LLC (“ING Investments”) is a member of ING US, a general partner and a limited partner of ING Furman, a shareholder of ING Global and a general partner of ING Parallel.  FS Private is the manager of each of the Funds, is a member of ING US, a limited partner of ING Furman and a member of ING Investments.  Mr. Luikart and Mr. Friedman are managing members of FS Private, members of ING US and members of ING Investments.  In addition, Mr. Friedman is a general partner of 2055 Partners L.P. (“2055 Partners”), which is a member of ING Investments.

On December 20, 2010, (i) ING US distributed 388,677 shares of Common Stock to its members in a pro rata distribution for no consideration, (ii) ING Furman distributed 1,278,078 shares of Common Stock to its partners in a pro rata distribution for no consideration, (iii) ING Global distributed 167,470 shares of Common Stock to its shareholders in a pro rata distribution for no consideration, (iv) ING Parallel received 18,162 shares of Common Stock from ING Furman pursuant to the pro rata distributions and distributed 18,162 shares of Common Stock to its partners in a pro rata distribution for no consideration, (v) ING Investments received 673,160 shares of Common Stock from the Funds and ING Parallel pursuant to the pro rata distributions and distributed 673,160 shares of Common Stock to its members in a pro rata distribution for no consideration, (vi) FS Private received 160,703 shares of Common Stock from ING Furman, ING US and ING Investments pursuant to the pro rata distributions and distributed 160,703 shares of Common Stock to its members in a pro rata distribution for no consideration and (vii) 2055 Partners received 4,585 shares of Common Stock from ING Investments pursuant to the pro rata distribution for no consideration.

On December 20, 2010, Mr. Friedman received 164,951 shares of Common Stock as a member of FS Private, a member of ING US and a member of ING Investments in connection with the pro rata distributions discussed above.

On December 20, 2010, Mr. Luikart received 85,456 shares of Common Stock as a member of FS Private, a member of ING US and a member of ING Investments in connection with the pro rata distributions discussed above.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a)           Amount and Percentage of Class Beneficially Owned1.

FS Private is the manager of ING Global, ING US and ING Furman, and has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock which are held for the accounts of ING Global, ING US and ING Furman, and, in such capacity, may be deemed to beneficially own the shares of Common Stock which are held for the accounts of ING Global, ING US and ING Furman.  Mr. Luikart and Mr. Friedman are managing members of FS Private, and, in such capacity, may be deemed to beneficially own the shares of Common Stock which are held for the accounts of ING Global, ING US and ING Furman.

As of the date hereof:

1.	None of FS Private, ING US, ING Furman or ING Global beneficially own any shares of Common Stock.

2.
Mr. Friedman may be deemed the beneficial owner of 169,536 shares of Common Stock representing approximately 0.2% of the shares of Common Stock outstanding.  This number consists of (a) 164,951 shares of Common Stock held for the account of Mr. Friedman and (b) 4,585 shares of Common Stock held for the account of 2055 Partners.

3.	Mr. Luikart is the direct beneficial owner of 85,456 shares of Common representing approximately 0.1% of the shares of Common Stock outstanding.

The percentages of class specified above are calculated based on 78,636,524 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010, filed on November 8, 2010.

(b)           Number of shares as to which such person has:

1.	FS Private

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 0

2.	ING Global

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 0

3.	ING US

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 0

4.	ING Furman

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 0

5.	Mr. Friedman

Sole power to vote or to direct the vote: 169,536
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 169,536
Shared power to dispose or to direct the disposition of: 0

6.	Mr. Luikart

Sole power to vote or to direct the vote: 85,456
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 85,456
Shared power to dispose or to direct the disposition of: 0

The filing of this Schedule 13D shall not be construed as an admission that FS Private, ING Global, ING US, ING Furman, Mr. Friedman or Mr. Luikart is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any shares not held directly for the account of each such person covered by this Schedule 13D.

(c)           The only transactions by the Reporting Persons relating to the Common Stock that were effected during the past sixty days are the transactions described in Item 4.

(d)           Not Applicable.

(e)           Not Applicable.

____________________
1 Mr. Friedman and each of (i) Jefferies High Yield Trading, LLC (“Trading”), which beneficially owns shares of Common Stock, (ii) Jefferies & Company, Inc. (“Jefferies”), which beneficially owns shares of Common Stock and may be deemed to beneficially own the shares of Common Stock held for the account of Trading, (iii) Jefferies Group, Inc. (“Group”), which may be deemed to beneficially own the shares of Common Stock held for the accounts of Trading and Jefferies, and (iv) Jefferies High Yield Holdings, LLC (“Holdings” and, together with Trading, Jefferies and Group, “Jefferies Company”), which may be deemed to beneficially own the shares of Common Stock held for the account of Trading, may coordinate their decisions or actions relating to the holding, voting and/or disposition of the shares of Common Stock beneficially owned by each such person.  Each of the Reporting Persons expressly disclaims (a) beneficial ownership of the shares of Common Stock beneficially owned by Jefferies Company and (b) that the Reporting Persons and Jefferies Company constitute a “group” or “person” for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 22, 2010, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:  December 22, 2010

FS PRIVATE INVESTMENTS III LLC

By:	/s/ James L. Luikart
	Name:	James L. Luikart
	Title:	Managing Member

ING BARINGS GLOBAL LEVERAGED EQUITY PLAN LTD.

By:	FS Private Investments III LLC, as Manager

By:	/s/ James L. Luikart
	Name:	James L. Luikart
	Title:	Managing Member

ING BARINGS U.S. LEVERAGED EQUITY PLAN LLC

By:	FS Private Investments III LLC, as Manager

By:	/s/ James L. Luikart
	Name:	James L. Luikart
	Title:	Managing Member

ING FURMAN SELZ INVESTORS III L.P.

By:	FS Private Investments III LLC, as Manager

By:	/s/ James L. Luikart
	Name:	James L. Luikart
	Title:	Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart

Exhibit Index

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 22, 2010, by and among the Reporting Persons.